EXHIBIT 4.1

First Amended and Restated Promissory Note dated as of February 27, 2007, issued to NAPHTHA ISRAEL PETROLEUM CORP., LTD. in the principal amount of $18,500,000

FIRST AMENDED AND RESTATED PROMISSORY NOTE

US $18,500,000.00                                                        Houston, Texas                                                          February 27, 2007

FOR VALUE RECEIVED, ISRAMCO, INC., a Delaware corporation with offices at 4801 Woodway Drive, Suite 100E, Houston, Texas  77079 (herein called the “Maker”), promises to pay to the order of  NAPHTHA ISRAEL PETROLEUM CORP., LTD. (herein called the “Payee”) at its main office at 8 Granit St., P. O. B. 10188, Petach – Tikva, 49002, Israel, or such other place as Payee may designate in writing from time to time, in lawful money of the United States of America, the sum of EIGHTEEN MILLION FIVE HUNDRED THOUSAND AND NO/100 DOLLARS (US $18,500,000.00).

The original version of this Promissory Note was delivered to Payee for loans made and to be made to Maker, effective as of February 27, 2007.  This Amended and Restated Promissory Note ("Note" or "Promissory Note") amends and restates the original Promissory Note dated February 27, 2007, to provide for a two-year extension of the maturity date of the Note and of the payments due February 2009, and thereafter.  This Amended and Restated Promissory Note shall in all respects replace the terms of the original Promissory Note.

This Note is payable as follows:

(a)           Principal.  Principal shall be due and payable on the Maturity Date.

(b)           Interest.  Interest shall be payable annually upon the first anniversary date of this Note and on the fourth, fifth, sixth, seventh, and eighth anniversaries of the Effective Date.  Interest shall accrue at the Stated Rate.

If any payment shall be due on a day that is not a business day, such payment shall be due and payable on the next business day and interest shall accrue to such day.

This Note shall be due and payable on or before February 26, 2016, being the final maturity date of this Note (the “Maturity Date”) when the entire unpaid principal balance and all unpaid accrued interest owing, together with all other fees and charges, if any, will be due and payable in full.

"Stated Rate" means a rate per annum equal to LIBOR plus five and one - half percent       (5½ %), not to exceed eleven percent (11%); provided, however, that if the Stated Rate ever exceeds the Highest Lawful Rate, the Stated Rate shall then and thereafter be fixed at a rate per annum equal to the Highest Lawful Rate then and from time to time thereafter in effect until the total amount of interest accrued at the Stated Rate on the unpaid balance of this Note equals the total amount of interest which would have accrued at the Highest Lawful Rate from time to time in effect.

“LIBOR” shall mean the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Dow Jones Market Service Page 3750 (or any successor page) as the London interbank offered rate for deposits in Dollars at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period.  If for any reason such rate is not available, the term “LIBOR” shall mean, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Reuters Screen LIBO Page as the London interbank offered rate for deposits in Dollars at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; provided, however, if more than one rate is specified on Reuters Screen LIBOR Page, the applicable rate shall be the arithmetic mean of all such rates.  In the event that such rate does not appear on either Dow Jones Market Service Page 3750 or Reuters Screen LIBOR Page, “LIBOR” shall be the rate per annum at which deposits in Dollars are offered by leading reference banks in the London interbank market to Wells Fargo Bank, N.A. at approximately 11:00 a.m. (London time) two  (2) Business Days prior to the first day of the applicable Interest Period for a period equal to such Interest Period and in an amount substantially equal to the amount of this Note.

"Highest Lawful Rate" means, on any day, the maximum nonusurious rate of interest permitted for that day by whichever of applicable federal or Texas laws permits the higher interest rate, stated as a rate per annum.  On each day, if any, that the Texas Credit Title (V.T.C.A., Texas Finance Code §§ 301.001 et seq.) establishes the Ceiling Rate, the Ceiling Rate shall be the “weekly ceiling” (as defined in the Texas Credit Title) for that day.  Payee may from time to time, as to current and future balances, implement any other ceiling under the Texas Credit Title by notice to Maker, if and to the extent permitted by the Texas Finance Code.  Without notice to Maker or any other person or entity, the Ceiling Rate shall automatically fluctuate upward and downward as and in the amount by which such maximum nonusurious rate of interest permitted by applicable law fluctuates.

7.2 “Interest Period” shall mean shall mean the period commencing on the Effective Date and ending on the numerically corresponding day in the every six (6) calendar months thereafter, except that each Interest Period which commences on the last Business Day of a calendar month (or on any day for which there is no numerically corresponding day in the appropriate subsequent calendar month) shall end on the last Business Day of the appropriate subsequent calendar month.

Interest on this Note shall be computed for the actual number of days elapsed and on the basis of a year consisting of 365 days, unless the Highest Lawful Rate would thereby be exceeded, in which event, to the extent necessary to avoid exceeding the Highest Lawful Rate, interest shall be computed on the basis of the actual number of days elapsed in the applicable calendar year in which accrued.

The proceeds of this Note shall be used by the Maker solely for the purpose of the acquisition of oil and gas properties and working capital, and for no other purpose.

The payment of this Note is secured by the guaranty of Jay Petroleum, L.L.C. and by certain oil and gas properties of Jay Petroleum, L.L.C.

The Maker may at any time pay the full amount or any part of this Note without the payment of any premium or fee.  All payments and prepayments hereon shall be applied first to accrued interest and the balance to principal in the inverse order of maturity.

All past due principal and interest on this Note shall bear interest at the Highest Lawful Rate, or only if applicable law shall not provide a maximum nonusurious rate of interest, then at the Stated Rate plus an additional twelve percent (12%) per annum.

The Maker and any and all co-makers, endorsers, guarantors and sureties jointly and severally waive notice (including, but not limited to, notice of intent to accelerate and notice of acceleration), demand, presentment for payment, protest and the filing of suit for the purpose of fixing liability and consent that the time of payment hereof may be extended and re-extended from time to time without notice to them or any of them, and each agree that his, her or its liability on or with respect to this Note shall not be affected by any release of or change in any security at any time existing or by any failure to perfect or to maintain perfection of any lien on or security interest in any such security.

This Note shall be governed by and construed in accordance with the laws of the State of Texas and of the United States of America from time to time in effect. If (i) any installment or payment of principal or interest of this Note is not paid when due; or (ii) Maker or any drawer, accepter, endorser, guarantor, surety, accommodation party or other person now or hereafter primarily or secondarily liable upon or for payment of all or any part of this Note or any person or entity which has pledged any security for the indebtedness evidenced by this Note (hereinafter collectively called an “other liable party”) shall die, or become insolvent (however such insolvency may be evidenced); or (iii) any proceeding, procedure or remedy supplementary to or in enforcement of judgment shall be resorted to or commenced against Maker or any other liable party, or with respect to any property of any of them; or (iv) any governmental authority or any court at the instance thereof shall take possession of any substantial part of the property of or assume control over the affairs or operations of, or a receiver shall be appointed for or take possession of the property of, or a writ or order of attachment or garnishment shall be issued or made against any of the property of Maker or any other liable party; or (v) any indebtedness for which Maker or any other liable party is primarily or secondarily liable shall not be paid when due or shall become due and payable by acceleration of maturity thereof; or (vi) there is any occurrence of any event of default under any security instrument or guaranty at any time securing or guaranteeing payment of this or any other indebtedness of the Maker to the Payee, whether now existing or which may exist in the future, or (vii) any event or condition shall occur which shall permit the holder of any such indebtedness to declare it due and payable upon the lapse of time, giving of notice or otherwise; or (viii)  Maker of any other liable party (if other than a natural person) shall be dissolved, wound up, liquidated or otherwise terminated, or a party to any merger or consolidation without the written consent of Payee; or (ix) if Maker or any other liable party shall sell substantially all or an integral portion of its assets without the written consent of Payee; or (x) Maker or any other liable party fails to furnish financial information requested by Payee or if Maker or any other liable party furnishes or has furnished any financial or other information or statements which are misleading in any respect; or (xi) if Payee in good faith either believes the prospect of repayment of this Note is impaired or deems itself insecure; thereupon, at the option of Payee, this Note and any and all other indebtedness of Maker to Payee shall become and be due and payable forthwith without demand, notice of default or of intent to accelerate the maturity hereof, notice of acceleration of the maturity hereof, notice of nonpayment, presentment, protest or notice of dishonor, all of which are hereby expressly waived by Maker and each other liable party.

In addition to all principal and accrued interest on this Note, Maker agrees to pay (a) all reasonable costs and expenses incurred by Payee in collecting this Note to abate probate, reorganization, bankruptcy or any other proceedings, and (b) reasonable attorneys fees when and if this Note is placed in the hands of an attorney for collection after default.

Each Maker and all sureties and endorsers of this Note, and each party hereafter assuming or otherwise becoming liable hereon: (i) agree to any substitution, exchange or release of any such security or the release of any party primarily or secondarily liable hereon; (ii) agree that the Payee or other holder hereof shall not be required first to institute suit or exhaust its remedies hereon against the Maker or others liable or to become liable hereon or enforce its rights against any security herefor in order to enforce payment of this Note by it; and (iii) consent to any extensions or postponement of time of payment of this Note and to any other indulgence with respect hereto without notice thereof to any of them.

All agreements between the Maker hereof and the Payee, whether now existing or hereafter arising and whether written or oral, are hereby expressly limited so that in no event, whether by reason of acceleration of maturity hereof or otherwise, shall the amount paid or agreed to be paid to the Payee for the use, forbearance, or detention of the money to be loaned hereunder or otherwise exceed the Highest Lawful Rate.  If fulfillment of any provision hereof or of any mortgage, loan agreement, or other document evidencing or securing the indebtedness evidenced hereby, at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by law, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity; and if the Payee shall ever receive anything of value deemed interest under applicable law which would exceed interest at the Highest Lawful Rate, an amount equal to any excessive interest shall be applied to the reduction of the principal amount owing hereunder and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to the Maker.  All sums paid or agreed to be paid to the Payee for the use, forbearance, or detention of the indebtedness of the Maker to the Payee shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full term of such indebtedness until payment in full so that the rate of interest on account of such indebtedness is uniform throughout the term thereof.  The provisions of this paragraph shall control all agreements between the Maker and the Payee.

IN WITNESS WHEREOF, the undersigned Maker has duly executed this Note effective as of the day and year above first written.

ISRAMCO, INC.

By: _________________________________
Haim Tsuff, Chief Executive Officer